Filed pursuant to Rule 433 and Rule 163 of the

Securities Act of 1933, as amended

Registration Statement No. 333-238007

Issuer Free Writing Prospectus dated October 17, 2022

Relating to Preliminary Prospectus Supplement dated October 17, 2022

Free Writing Prospectus

This free writing prospectus relates to a common stock public offering by Silk Road Medical, Inc. (the “Company”) and should be read together with the preliminary prospectus supplement dated October 17, 2022 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated May 5, 2022 (the “Prospectus”) included in the Registration Statement filed on Form S-3 on May 5, 2022 (File No. 333-238007).  This press release includes certain financial and business information which is also contained in the Preliminary Prospectus Supplement.

Silk Road Medical Announces Certain Preliminary Financial Data For Quarter Ended September 30, 2022

SUNNYVALE, Calif., October 17, 2022 (GLOBE NEWSWIRE) -- Silk Road Medical, Inc. (Nasdaq: SILK), a company focused on reducing the risk of stroke and its devastating impact, today announced certain preliminary financial data for the quarter ended September 30, 2022.

Summary Preliminary Financial Data For Quarter Ended September 30, 2022

The company’s financial statements as of and for the three months ended September 30, 2022, are not yet available. Accordingly, the information presented below reflects the company’s estimates and expectations for the three months ended September 30, 2022, subject to the completion of its financial close process. As a result, these estimates may differ from the actual results that will be reflected in the company’s financial statements as of and for the three months ended September 30, 2022, when they are issued. These estimates may change. These estimates are not meant to be a comprehensive statement of the company’s financial position and results for this period. Accordingly, you should not place undue reliance on these estimates.

For the three months ended September 30, 2022, the company’s preliminary estimated revenue was $37.4 million, as compared to $24.7 million for the three months ended September 30, 2021, an increase of $12.7 million or 51% compared to three months ended September 30, 2021. The company’s preliminary estimated gross profit for the three months ended September 30, 2022 was between $27.8 million and $28.2 million, compared to $18.6 million for the three months ended September 30, 2021. The company’s preliminary estimated gross margin for the three months ended September 30, 2022 was between 74% and 75%, compared to 75% for the three months ended September 30, 2021, and compared to 73% for the three months ended June 30, 2022. The company’s estimated gross margin for the third quarter of 2022 increased in comparison to the second quarter of 2022 due to a benefit associated with a standard cost revaluation in the third quarter of 2022. During the third quarter of 2022, the company began to manufacture commercial product at its Minnesota facility.  This milestone necessitated that the company revalue its standard costs at the end of the third quarter of 2022, which impacted gross profit for the quarter. The company’s estimated operating expenses were between $37.2 million and $37.6 million for the three months ended September 30, 2022, compared to $31.9 million in the three months ended September 30, 2021, which represents an increase of between 17% and 18%, compared to the three months ended September 30, 2021. For the three months ended September 30, 2022, the company’s estimated net loss was between $10.2 million and $10.6 million, as compared to $13.9 million for the three months ended September 30, 2021, a decrease of between $3.3 million and $3.7 million or between 24% and 27%, compared to the three months ended September 30, 2021.  As of September 30, 2022, the company’s preliminary estimated cash and cash equivalents and short-term investments balance was $105.1 million. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to such preliminary financial information.

As of July 2022, over 50,000 TCAR procedures had been performed globally, including approximately 4,700 procedures performed in the second quarter of 2022 and over 5,250 procedures performed in the third quarter of 2022. On October 12, 2022, the Company received approval from the Japan Association for the Advancement of Medical Equipment for the ENROUTE NPS and the ENROUTE stent.

About Silk Road Medical
Silk Road Medical, Inc. (NASDAQ: SILK), is a medical device company located in Sunnyvale, California, and Plymouth, Minnesota, that is focused on reducing the risk of stroke and its devastating impact. The company has pioneered a new approach for the treatment of carotid artery disease called TransCarotid Artery Revascularization (TCAR). TCAR is a clinically proven procedure combining surgical principles of neuroprotection with minimally invasive endovascular techniques to treat blockages in the carotid artery at risk of causing a stroke. For more information on how Silk Road Medical is delivering brighter patient outcomes through brighter clinical thinking, visit www.silkroadmed.com and connect on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the Company’s financial results for the third quarter of 2022. Such statements are based on current assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements speak only as of the date hereof and should not be unduly relied upon. Silk Road Medical disclaims any obligation to update these forward-looking statements.

Investor Contact:
Lynn Lewis or Marissa Bych
Gilmartin Group
investors@silkroadmed.com

Media:
Michael Fanucchi
Silk Road Medical
mfanucchi@silkroadmed.com

    The Company has filed a registration statement (including a Preliminary Prospectus Supplement and Prospectus) with the Securities and Exchange Commission (the “SEC”) for the public offering of its common stock to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and Company’s public offering of its common stock.  You may get these documents for free by visiting EDGAR on SEC web site at www.sec.gov.  Alternatively, copies of the Preliminary Prospectus Supplement and the accompanying Prospectus may be obtained by contacting: J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email: prospectus-eq_fi@jpmchase.com; or BofA Securities, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by email: dg.prospectus_requests@bofa.com.